

November 23, 2010

VIA U.S. MAIL

Eric J. Watson
Chief Executive Officer
Cullen Agricultural Holding Corp.
1431 N. Jones Plantation Road
Millen, Georgia 30442

Re: **Cullen Agricultural Holding Corp.**
Registration Statement on Form S-1
Filed October 27, 2010
File No. 333-170165

Dear Mr. Watson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where a comment also relates to disclosure which appears in another place in the document, please make parallel changes to all affected disclosure. Also be sure to respond to every separate question or point set forth in each comment and to identify where in the marked version of your amendment we may find responsive changes. These steps will eliminate the need for us to repeat similar comments.

2.   Your Form 8-K, filed October 29, 2010, identifies a number of recent land sales transactions. You repeat in your Form 10-Q, filed November 12, 2010, the following statement, which also appears at pages 1 and 6 of the prospectus: "We will also explore alternative opportunities available to us outside the agricultural space and our current business plan in an effort to maximize shareholder value." In your next amendment to the Form S-1, provide updated and current disclosure with regard to all such matters, and revise to explain in necessary detail what you mean by "outside the agricultural space." Also discuss the status of any efforts being pursued "outside … our current business plan."

Risk Factors, page 6

3.   Provide risk factors to identify clearly those risks related to warrants, the sales of which are also the subject of this registration statement. For example, it appears that the warrants will expire worthless in three years unless the $13.75 price threshold for the subject common stock is met for the requisite 20 trading day period specified. We note the tabular disclosure which appears at page 17 under "Market Price for Our Securities" regarding the price history of the common stock in that regard.

Business, page 19

Legal Proceedings, page 28

4.   We note your disclosure here and in the Risk Factors section relating to *Goodman v. Watson*. In particular, we note your disclosure that the defendants, including most of your current directors, filed an answer to the complaint on December 23, 2009. Please revise your disclosure to update the status of the case. Also be sure to provide all the disclosure that Item 103 of Regulation S-K requires, particularly insofar as Cullen might be required to indemnify the defendants.

5.   Please update your disclosure under the risk factor at page 7 beginning "We are subject to litigation," and provide a cross reference to the revised disclosure in this section.

Principal Stockholders, page 49

6.   Please revise to make sure that each footnote referenced in the table is properly numbered in the corresponding footnote below. Refer to notes 20, 21, and 22, for example.

Exhibits, page II-4

7.   You will expedite the review process by promptly submitting or filing all required exhibits and consents. For example, please file the legality opinion with your next amendment so that you will have time to respond to any staff comments.

<u>Signatures</u>

8.   We refer you to Instructions 1 and 2 to Signatures, Form S-1. With your next amendment, please revise to make clear who is signing in each of the required capacities.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   David Alan Miller, Esq.
        Graubard Miller
        (212) 818-8881 (fax)